Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

02042451

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

02 JUL -9 AM 11:27

Paris la Défense,
June 26th 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

- June 26th 2002

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. Moreau

F. MOREAU

Personal copy : Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

CIMENTS FRANCAIS LAUNCHES A TENDER OFFER FOR THE SHARES OF ITS GREEK SUBSIDIARY HALYPS BUILDING MATERIALS.

Paris, June 26th 2002 - CIMENTS FRANÇAIS – a unit of ITALCEMENTI GROUP- announced its filing for a public tender offer for all the shares of its subsidiary HALYPS BUILDING MATERIALS quoted on the Athens stock exchange. The offer which should receive clearance from the Greek stock exchange authorities (CMC) within 10 days will last 30 days starting from the clearance date. After completion of the tender offer, the procedure for the delisting of the shares from the stock exchange will be applied for.

CIMENTS FRANÇAIS owns directly and indirectly 94.75% of the ordinary shares and 88.6% of the preferred shares of HALYPS.

The offer aims at acquiring 975,979 ordinary shares of € 1.26 par value, representing 5.25% of the total ordinary shares and 4.53% of HALYPS total share capital.

CIMENTS FRANÇAIS offers € 9 for each ordinary share; this means a premium of 24.0% compared to the weighted average of the last 30 days. As soon as clearance is given to the tender offer, CIMENTS FRANÇAIS will also commit to buy on the market the outstanding 339,821 preferred shares of € 1,26 par value, representing 11.4% of the total preferred shares and 1.58% of HALYPS total share capital at the same price of € 9 per share i.e a premium of 33.8% compared to the weighted average of the last 30 days.

HALYPS is the third Greek cement manufacturer after HERAKLES and TITAN. It operates a cement plant in Aspropyrgos on the Athens to Corinth road, as well as an aggregates quarry and owns a distribution subsidiary in Albania. In 2001, HALYPS had consolidated revenues of 68.9 million euros for a net income of 10.8 million euros.

ITALCEMENTI GROUP, together with its subsidiary CIMENTS FRANÇAIS, is the 5th largest cement producer in the world ; it has more than 17,000 employees and operates in 15 countries. In 2001, its consolidated revenues reached 4,063 million euros.

Internet :
Ciments Français : http://www.cimfra.fr
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35